Exhibit 1

For Immediate Release

BioLineRx enters into Collaboration to Develop and
Commercialize Hepatitis C Drug with CTTQ, Leading Chinese
Pharma Company for Liver Disease Therapeutics

- BL-8030 is a pre-clinical, second-generation NS3 protease inhibitor -

- CTTQ receives development and commercialization rights
in China and Hong Kong -

Jerusalem, June 10, 2013 - BioLineRx (NASDAQ: BLRX; TASE: BLRX), a biopharmaceutical development company, announced today that it has signed an out-licensing agreement with Jiangsu Chia-tai Tianqing Pharmaceutical Co., Ltd. (CTTQ), the leading Chinese pharmaceutical company in the liver disease therapeutic area, for the development and commercialization of BL-8030, an orally available treatment for the Hepatitis C virus (HCV).

Under the terms of the agreement, BioLineRx will grant CTTQ exclusive rights to develop, manufacture and commercialize BL-8030 in China and Hong Kong. CTTQ will pay BioLineRx an upfront license fee, plus future development, regulatory and commercialization milestones, for a total potential deal value of approximately $30 million. In addition, BioLineRx has the right to receive high single-digit royalties on future sales of the drug. BioLineRx will retain the right to develop and commercialize BL-8030 in other parts of the world. CTTQ will adhere to FDA and EMA guidelines in pre-clinical development and manufacturing of BL-8030. BioLineRx will have access to all development and regulatory data generated by CTTQ, as well as the right to use this data for commercialization and regulatory purposes in all areas of the world outside of China and Hong Kong.

“We look forward to developing and commercializing BL-8030 with CTTQ, the leading pharmaceutical company in China in the field of liver diseases,” said Kinneret Savitsky, Ph.D., Chief Executive Officer of BioLineRx. “We are proud that since in-licensing this promising pre-clinical asset just over one year ago, we have found a strong partner for the further development of BL-8030 in China, which is a significant market in the HCV field. We believe that given CTTQ’s extensive experience in the liver disease area, it will swiftly advance the development of BL-8030 at the highest global standards. In parallel to collaborating with CTTQ to advance the drug, we intend to continue discussions with relevant partners for this project in other parts of the world.”

“We are excited to include BL-8030 as a new asset in our pipeline,” said Mr. Jian Sun Emba, President of CTTQ. “Unfortunately, the prevalence of HCV is relatively significant in China, with reports of 3.2% of the population (amounting to approximately 43 million individuals) suffering from this chronic and debilitating disease. Thus there is a clear and urgent need to develop new, safe and effective treatments for HCV patients in China. After conducting a thorough due diligence process, we sincerely believe that BL-8030, even though still in pre-clinical development, has the potential to become an important addition to HCV combination therapies.”

Professor Philippe Halfon, world-renowned scientist for his work on HIV, HPV (human papilloma virus causing cervical cancer) and Hepatitis, and a co-inventor of BL-8030, said, “BL-8030 has shown promising results in pre-clinical studies, and may become an important part of combination therapies for HCV. Current treatments are only partially effective and adverse effects are common, so there is a clear need for new drugs that will be both safe and effective.”

About BL-8030
BL-8030, an orally available treatment for Hepatitis C, is a potent and selective second generation NS3 protease inhibitor. The NS3 protease is essential for replication of the Hepatitis C virus and is an important target for HCV therapies. BL-8030 has been shown to have excellent antiviral activity, in the low nanomolar range, against a wide range of HCV genotypes. Pre-clinical studies have demonstrated an improved resistance profile against common protease inhibitor mutants, resulting in a lower probability that the virus will develop resistance to treatment. In addition, BL-8030 has demonstrated a good safety profile in pre-clinical studies, exhibiting specificity only to the viral protease and lack of activity against a relevant panel of human proteases, as well as a clean profile versus human liver enzymes, which is expected to lead to less drug-drug interactions. PK studies in animals indicated the BL-8030 has good oral bioavailability, suggesting the potential for once-daily dosing in the clinic.

In February 2012, BioLineRx signed a worldwide, exclusive license agreement with Genoscience and RFS Pharma, LLC to develop and commercialize BL-8030. BL-8030 was invented by Professor Philippe Halfon and his team at Genoscience, and co-developed with scientists at RFS Pharma, LLC. Prof. Halfon, Co-Founder and President of Genoscience, is a specialist in molecular virology and infectious diseases, especially HIV, HPV and Hepatitis. In addition he is the founder of several biotechnology companies focusing on antiviral drug discovery and development, including ACTgene, Alphabio and Genoscience. RFS Pharma was founded in 2004 by Professor Raymond Schinazi; he currently serves as the Frances Winship Walters Professor of Pediatrics at Emory University. He is also a principal founder of Pharmasset Inc., Idenix Inc. and Triangle Pharmaceuticals.

About Hepatitis C
Hepatitis C is a blood borne infection of the liver caused by the Hepatitis C virus which becomes chronic in about 85% of cases. According to the World Health Organization, up to 170 million people worldwide are chronically infected with HCV. In addition, HCV infection is the leading cause of liver transplantation and is a risk factor for liver cancer. The Hepatitis C market is growing rapidly and is forecasted to reach $16 billion in 2015 in the seven major markets (US, France, Germany, Italy, Spain, UK and Japan).

About CTTQ
Jiangsu Chia-tai Tianqing Pharmaceutical Co., Ltd. (CTTQ), headquartered in Nanjing and Lianyungang, Jiangsu Province, China, is a large pharmaceutical manufacturer, integrating research, production and sales. The company is one of the top 50 companies in China’s pharmaceutical industry. CTTQ’s products are in a wide array of therapeutic areas, including hepatitis, cancer, cardio-vascular, anti-virus, digestion, respiratory and diabetes, with a particular emphasis on liver diseases, where it is the leading Chinese company in that field. CTTQ is a subsidiary of Sino Biopharmaceutical Ltd., a publicly traded company on the Hong Kong Stock Exchange.

About BioLineRx
BioLineRx is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of seven clinical stage candidates: BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Ikaria Inc., is currently undergoing a pivotal CE-Mark registration trial; BL-5010 for non-surgical removal of skin lesions has completed a Phase 1/2 study; BL-7040 for treating inflammatory bowel disease (IBD) has successfully completed a Phase 2a trial; BL-8040 for treating acute myeloid leukemia (AML) and other hematological cancers has commenced a Phase 2 study; BL-1021 for neuropathic pain is in Phase 1 development; BL-8020 for hepatitis C (HCV) has commenced a Phase 1/2 study; and BL-1020 for schizophrenia. In addition, BioLineRx has five products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx’s business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government’s Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development and commercialization. For more information on BioLineRx, please visit www.biolinerx.com, the content of which does not form a part of this press release.

Various statements in this release concerning BioLineRx’s future expectations, including specifically those related to the development and commercialization of BL-8030, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2013. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:
Garth Russell / Todd Fromer
KCSA Strategic Communications
1 212-896-1250 / 1 212-896-1215
grussell@kcsa.com / tfromer@kcsa.com

Tsipi Haitovsky
Public Relations
+972-52-598-9892
tsipih@netvision.net.il